UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)1

Lee Enterprises, Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

523768909

(CUSIP Number)

MARSHALL ANSTANDIG

MNG ENTERPRISES, INC.

101 W. Colfax Avenue

Denver, Colorado 80202

(408) 920-5999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS MNG Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 359,020
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 359,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS MNG Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 359,020
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 359,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 359,020
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 359,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 359,020
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 359,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IA, OO

1	NAME OF REPORTING PERSONS Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 359,020
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 359,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends and supplements the Schedule 13D filed by the undersigned (as amended, the “Schedule 13D”) on January 29, 2020, with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 filed on June 20, 2020, as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of MNG, MNG Holdings and Opportunities is 101 W. Colfax Avenue, Denver, Colorado 80202. The principal business address of each of Alden and Mr. Freeman is 777 South Flagler Drive, Suite 800W, West Palm Beach, Florida 33401.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares reported herein were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 359,020 Shares reported herein is approximately $8,757,000, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On November 22, 2021, Alden Global Capital, LLC (“Alden”) delivered a Non-Binding Proposal (the “Proposal”) to the Board of Directors of the Issuer (the “Board”) in respect of a potential offer by Alden to acquire all of the outstanding shares of common stock of the Issuer at a price per Share equal to $24.00 in cash. Alden has not proposed any specific structure for the transaction nor has it received any feedback from the Issuer.

The Proposal is non-binding in nature, constitutes a preliminary inquiry and does not obligate in any way Alden or the Issuer to negotiate or enter into a definitive agreement with respect to the Proposal. The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Neither the Proposal nor this Amendment No. 2 is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in the Schedule 13D, as amended, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,888,983 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2021.

A. MNG

(a)	MNG, as the sole member of MNG Holdings, may be deemed the beneficial owner of the 359,020 Shares owned by Opportunities.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 359,020

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 359,020

(c)

MNG has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Opportunities during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B. MNG Holdings

(a)	MNG Holdings, as the managing member of Opportunities, may be deemed the beneficial owner of the 359,020 Shares owned by Opportunities.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 359,020

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 359,020

(c)

MNG Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Opportunities during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C. Opportunities

(a)	As of the time of this filing, Opportunities beneficially owned 359,020 Shares.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 359,020

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 359,020

(c)	The transactions in the Shares by Opportunities during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D. Alden

(a)	Alden, as the investment manager of funds that collectively hold a majority voting interest in MNG, may be deemed the beneficial owner of the 359,020 Shares owned by Opportunities.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 359,020

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 359,020

(c)

Alden has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Opportunities during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E. Mr. Freeman

(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 359,020 Shares owned by Opportunities.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 359,020

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 359,020

(c)

Mr. Freeman has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Opportunities during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.2	Non-Binding Proposal of Alden Global Capital LLC to Lee Enterprises, Incorporated, dated November 22, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2021

MNG Enterprises, Inc.

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

MNG Investment Holdings LLC

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Strategic Investment Opportunities LLC

By:	MNG Investment Holdings LLC, its managing member

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STRATEGIC INVESTMENT OPPORTUNITIES LLC

Sale of Common Stock	(4,531)	23.9600	09/23/2021
Sale of Common Stock	(2,546)	24.2200	09/24/2021
Sale of Common Stock	(7,006)	24.6700	09/27/2021